December 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas O’Leary
Margaret Schwartz

Re:	ProSomnus, Inc. Registration Statement on Form S-1 File No. 333-275241

Acceleration Request

Requested Date:	December 14, 2023
Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ProSomnus, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-275241) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Andrew Hoffman at (650) 849-3240 or Austin March at (512) 338-5410.

* * * *

Sincerely,

PROSOMNUS, INC.

/s/ Brian Dow
Brian Dow
Chief Financial Officer

cc:	Leonard Liptak, ProSomnus, Inc.
Brian Dow, ProSomnus, Inc.
Andrew Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.
Austin March, Wilson Sonsini Goodrich & Rosati, P.C.

[Signature Page to Acceleration Request]